Exhibit 77Q1(b)

SUB-ITEM 77Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

Changes to Investment Strategy

It was voted that the proposed changes to the investment strategies for the Natixis Oakmark Global Fund and the Natixis Oakmark International Fund as presented at the meeting of the Board of Trustees of Natixis Funds Trust I be approved.

It was voted that the proposed changes to the investment strategy for the Hansberger International Fund as presented at the meeting of the Board of Trustees of Natixis Funds Trust I be approved.